UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: December 7, 2006
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 (920) 433-4901	39-1775292
1-3016	WISCONSIN PUBLIC SERVICE CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 (800) 450-7260	39-0715160

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On December 7, 2006, the Board of Directors of WPS Resources granted restricted stock to certain of its executive officers pursuant to the WPS Resources Corporation 2005 Omnibus Incentive Compensation Plan which was filed with WPS Resources' Form 10-Q filed August 4, 2005. The form of WPS Resources 2005 Omnibus Incentive Compensation Plan Restricted Stock Award Agreement is attached as Exhibit 10.1

Also attached, as Exhibit 10.2, is an amended form of WPS Resources NonQualified Stock Option Agreement.

The following table reports options and restricted stock granted to WPS Resources named executive officers on December 7, 2006. In addition, the named executive officers were awarded performance share target levels based on plan terms and provisions used in prior years. The form of WPS Resources Performance Stock Right Agreement was filed with WPS Resources' Form 8-K filed December 13, 2005.

Named Executive Officer	Title	Stock Options Granted #	Restricted Stock Granted #
Larry L. Weyers	Chairman, President and Chief Executive Officer WPS Resources Corporation	123,913	6,013
Joseph P. O'Leary	Senior Vice President and Chief Financial Officer WPS Resources Corporation	25,826	1,253
Phillip M. Mikulsky	Executive Vice President – Development WPS Resources Corporation	28,761	1,396
Mark A. Radtke	President WPS Energy Service, Inc.	21,196	1,028
Daniel J. Verbanac	Chief Operating Officer WPS Energy Services, Inc.	16,435	797
Thomas P. Meinz	Executive Vice President – Public Affairs Wisconsin Public Service Corporation	12,339	599
Charles A. Schrock	President and Chief Operating Officer – Generation Wisconsin Public Service Corporation	14,348	696
Bernard J. Treml	Senior Vice President – Human Resources Wisconsin Public Service Corporation	11,217	544

Item 9.01 **Financial Statements and Exhibits.**

    (a)   Not applicable.

    (b)   Not applicable.

    (c)   Exhibits. The following exhibit is being filed herewith:

        10.1   Form of WPS Resources 2005 Omnibus Incentive Compensation Plan Restricted Stock Award Agreement

        10.2   Form of WPS Resources NonQualified Stock Option Agreement

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Barth J. Wolf
    Barth J. Wolf
    Secretary and Manager - Legal Services

Date: December 13, 2006

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WISCONSIN PUBLIC SERVICE CORPORATION

By: /s/ Barth J. Wolf
      Barth J. Wolf
      Secretary and Manager - Legal Services

Date: December 13, 2006

WPS RESOURCES CORPORATION

Exhibit Index to Form 8-K
Dated December 7, 2006

Exhibit
Number

10.1   Form of WPS Resources 2005 Omnibus Incentive Compensation Plan Restricted Stock
        Award Agreement

10.2   Form of WPS Resources NonQualified Stock Option Agreement

Exhibit 99.1

WPS RESOURCES CORPORATION
2005 OMNIBUS INCENTIVE COMPENSATION PLAN
RESTRICTED STOCK AWARD

[Name]
[Address]

You have been granted a Restricted Stock award for shares of common stock of WPS Resources Corporation (the "Company") under the WPS Resources Corporation 2005 Omnibus Incentive Compensation Plan (the "Plan") with the following terms and conditions. Your award will not become effective until you sign and return this Restricted Stock Award agreement to Human Resources.

Grant Date: _____, 200___

Number of Restricted
Shares: _____ Shares

Vesting Schedule: Twenty-five percent (25%) of your Restricted Shares will vest on each of the first four anniversaries of the Grant Date, provided that you are continuously employed by the Company or an Affiliate from the Grant Date through such vesting date, as shown as the following schedule:

Amount	Vesting Date
25% of the Restricted Shares	First anniversary of Grant Date
25% of the Restricted Shares	Second anniversary of Grant Date
25% of the Restricted Shares	Third anniversary of Grant Date
25% of the Restricted Shares	Fourth anniversary of Grant Date

If application of the vesting schedule on any vesting date would result in vesting of a fractional shares, the number of Restricted Shares that become vested on that vesting date will be rounded to the next higher whole number of Restricted Shares.

If your employment or service terminates as a result of death, disability (as determined by the Committee based upon the definition set forth in the Company's long-term disability plan), or retirement on or after age sixty-two (62) with ten (10) or more years of service, and if the Grant Date of such Restricted Shares was at least twelve (12) months prior to the date of your termination, your Restricted Shares will become fully vested on the date of such termination.

Upon the occurrence of a Change of Control (as defined in the Plan) during your employment, the Restricted Shares will become fully vested, even if not otherwise vested in accordance with the vesting schedule above.

Except to the extent prohibited by law, in the event of an approved leave of absence from the Company or an Affiliate, or a period of absence attributable to sickness or incapacity, the Committee, in its sole discretion, may extend the vesting dates to take into account the period or periods during which you were not actively at work.

Upon any other termination of employment or service, you will forfeit the Restricted Shares that have not yet vested.

Escrow: Your Restricted Shares will be held in escrow by the Company, as escrow agent. The Company will give you a receipt for the Shares held in escrow that will state that the Company holds such Shares in escrow for your account, subject to the terms of this Award, and you will give the Company a stock power for such Shares duly endorsed in blank which will be used in the event such Shares are forfeited in whole or in part. As soon as practicable after each vesting date, the Restricted Shares that have become vested will cease to be held in escrow, and certificate(s) for such number of Shares will be delivered to you or, in the case of your death, to your estate. No Shares will be issued unless and until the Company has determined to its satisfaction that such issuance complies with all relevant provisions of applicable law, including the requirements of any stock exchange on which the Shares may then be traded.

Transferability of
Restricted Shares: You may not sell, transfer or otherwise alienate or hypothecate any of your Restricted Shares until they are vested. In addition, by accepting this Award, you agree not to sell any Shares acquired under this Award at a time when applicable laws (including securities laws), Company policies or an agreement between the Company and its underwriters or other terms and conditions of the Plan prohibit a sale.

Voting and Dividends: While the Restricted Shares are subject to forfeiture, you may exercise full voting rights and will receive all dividends and other distributions paid with respect to non-deferred Restricted Shares in each case so long as the applicable record date occurs after the

Grant Date and before you forfeit such Shares. If, however, any such dividends or distributions are paid in Shares, such Shares will be subject to the same risk of forfeiture, restrictions on transferability and other terms of this Award as are the Restricted Shares with respect to which they were paid.

Tax Withholding: To the extent that the receipt or the vesting of the Restricted Shares, or dividends and other distributions paid with respect to the Restricted Shares, results in income to you for Federal, state or local income tax purposes or results in "wages" to you for FICA or other employment tax purposes, the Company has the right and the authority to deduct or withhold from other compensation payable to you an amount sufficient to satisfy its withholding obligations under applicable tax laws or regulations. Alternatively, the Company may require that you deliver to the Company at the time the Company is obligated to withhold taxes in connection with such receipt or vesting, as the case may be, such amount as the Company requires to meet its withholding obligation under applicable tax laws or regulations. If you do not make an election under Section 83(b) of the Internal Revenue Code of 1986, as amended, in connection with this Award, you may satisfy the withholding requirement, in whole or in part, by electing to have the Company withhold for its own account that number of Restricted Shares otherwise deliverable to you from escrow hereunder on the date the tax is to be determined having an aggregate Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that the Company must withhold in connection with the vesting of such Shares. Your election must be irrevocable, in writing, and submitted to the Secretary of the Company before the applicable vesting date. The Fair Market Value of any fractional Share not used to satisfy the withholding obligation (as determined on the date the tax is determined) will be paid to you in cash.

Powers of Company Not
Affected: The existence of this Agreement or the Restricted Shares herein granted shall not affect in any way the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issuance of bonds, debentures, preferred, or prior preference stock ahead of or affecting the Restricted Shares or the rights thereof, or dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

Employment:	The granting of Restricted Shares under this Agreement shall not be construed as granting to you any right with respect to continued employment by the Company or an Affiliate.
Interpretation:	As a condition of the granting of this Award, you agree, for yourself and your legal representatives or guardians, the executor of your estate, and your heirs, that this Agreement shall be interpreted by the Committee and that any interpretation by the Committee of the terms of this Agreement or the Plan and any determination made by the Committee pursuant to this Agreement shall be final, binding and conclusive.
Assignment of Agreement:	You may not assign this Agreement, and any attempted assignment shall be null and void and of no legal effect.
Amendment or Modification:	No term or provision of this Agreement may be amended, modified or supplemented orally. Amendment, modification or supplementation can be accomplished only (a) by an instrument in writing signed by the party against whom or which the enforcement of the amendment, modification or supplement is sought, or (b) as otherwise provided in the Plan.
Governing Law:	This Agreement shall be governed by the internal laws of the State of Wisconsin as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies. No legal action or proceeding may be brought with respect to this Agreement more than one year after the later of (a) the last date on which the act or omission giving rise to the legal action or proceeding occurred; or (b) the date on which the individual bringing such legal action or proceeding had knowledge of such act or omission. Any such action or proceeding must be commenced and prosecuted in its entirety in the federal or state court having jurisdiction over Brown County, Wisconsin, and each individual with any interest hereunder agrees to submit to the personal jurisdiction thereof, and agrees not to raise the objection that such courts are not a convenient forum. At the Company's election, such action or other legal proceeding shall be heard pursuant to a bench trial and, if so elected, the parties to such proceeding shall waive their rights to a trial by jury.
Severability:	In the event any provision of the Restricted Stock Award agreement is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining provisions of the agreement, and the agreement shall be construed and enforced as if the illegal or invalid provision had not been included.
Counterparts:	This Agreement may be executed in counterparts.

Term of Plan Govern: This Restricted Stock Award is granted under and governed by the terms and conditions of the Plan as amended and in effect from time to time. Additional provisions regarding your Award and definitions of capitalized terms used and not defined in this Award can be found in the Plan. [If you make a timely election to defer receipt of the Restricted Shares, the Shares otherwise awarded to you under this Agreement but that you are eligible to and have elected to defer will be converted into restricted stock units that will be credited under and distributed in accordance with the terms of the Deferred Compensation Plan; provided that the vesting and forfeiture provisions set forth in this Agreement, and other terms and conditions of the Plan affecting outstanding Plan awards, will continue to apply to such restricted stock units to the same extent as such provisions, terms and conditions apply to the Restricted Shares.][*]

BY SIGNING BELOW AND ACCEPTING THIS RESTRICTED STOCK AWARD, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED HEREIN AND IN THE PLAN.

_____   _____
Authorized Officer   Recipient

---

[*] The bracketed language will be used in the Award Agreements for employees who are eligible to participate in the Deferred Compensation Plan.

Exhibit 99.2

WPS RESOURCES CORPORATION
NONQUALIFIED STOCK OPTION AGREEMENT

THIS AGREEMENT is entered into on _____, 200___ (the "Grant Date"), by and between WPS RESOURCES CORPORATION (the "Company"), and _____ _____ (the "Optionee"). This Agreement sets forth the terms, rights and obligations of the parties with respect to the grant of an option to the Optionee. This option shall not become effective until the Optionee signs and returns the "Acknowledgement Form" attached hereto.

The option is granted under, and is subject to, the terms of the WPS Resources Corporation 2005 Omnibus Incentive Compensation Plan (the "Plan"), which are specifically incorporated by reference in this Agreement. Any terms used in this Agreement which are not defined shall have the meaning set forth in the Plan.

The parties to this Agreement covenant and agree as follows:

1.   <u>Grant of Option</u>. Subject to the terms of this Agreement, the Company grants to the Optionee the right and option (the "Option") to purchase _____ shares of Common Stock of the Company, par value $1.00 (the "Optioned Shares") from the Company, at an option price per share equal to $_____ (the average of the highest and lowest stock prices as reported on the New York Stock Exchange as of _____, 200__). **[Insert date of grant]**

In the event of certain corporate transactions described in Section 12 of the Plan, the number of Optioned Shares and the per share option price shall be adjusted by the Compensation Committee of the Board of Directors of the Company (the "Committee"). The Committee's determination as to any adjustment shall be final.

2.   <u>Vesting of Option</u>. The Optioned Shares will vest in accordance with the following schedule:

<u>Percentage of Optioned Shares Vested</u>	<u>Date of Vesting</u>
25%	1st anniversary of Grant Date
An additional 25%	2nd anniversary of Grant Date
An additional 25%	3rd anniversary of Grant Date
The final 25%	4th anniversary of Grant Date

provided, however, that, in the event of the Optionee's termination of employment from the Company and its Affiliates for any reason other than retirement on or after age fifty-five, death or disability (as defined in the Company's long-term disability plan), any Optioned Shares not vested as of the date of such termination will be cancelled.

Notwithstanding the vesting schedule described above, the Committee may extend the date(s) of vesting to a later date to take into account any period of the Optionee's leave of absence, unless prohibited by law.

3.   <u>Exercise of Option</u>.   The Option, to the extent vested in accordance with Paragraph 2, may be exercised during the period beginning _____, 200__, **[insert first anniversary of grant date]** and ending:

    a.   on the first anniversary of the date the Optionee's employment with the Company and its Affiliates terminates for any reason other than retirement on or after age fifty-five, death or disability (as defined in the Company's long-term disability plan); or

    b.   in any other case, _____, 201__ **[insert 10th anniversary of grant date]**.

During the life of the Optionee, this Option may be exercised only by the Optionee (or if the Optionee is incapacitated, by the Optionee's legal representative). If the Optionee dies before exercising all of the vested Option, the executor of the Optionee's estate (or by such person as the executor of the estate certifies as inheriting the Option as a result of the operation of the Optionee's last will and testament or as a result of the laws of interstate succession) may exercise all or any portion of the vested Option that has not been exercised, during the exercise periods described above.

4.   <u>Change in Control</u>.   Upon the occurrence of a Change of Control (as defined in the Plan), the Option, to the extent then outstanding and unexercised, will become fully vested (if not previously vested) but shall otherwise be subject to the terms of the Plan with respect to such Change in Control.

5.   <u>Manner of Exercise and Payment</u>.   In order to exercise this Option, the Optionee (or such other person entitled to exercise the Option as provided in Paragraph 3) must provide a written notice to the Company stating that the Optionee would like to exercise all or a portion of the Option and specifying the number of vested Optioned Shares which are being purchased. The exercise notice must be delivered (in person or by mail) to the Secretary of the Company.

The written notice must be, in the case of clauses (a), (b) and (c) below, accompanied by payment equal to the number of Optioned Shares being purchased multiplied by the option price or, in the case of clause (d) below, accompanied by the documents specified in such clause (d), which will result in payment to the Company on the settlement date (i.e., T+3) equal to the number of Optioned Shares being purchased multiplied by the option price. Subject to such rules and restrictions as the Committee may prescribe, payment may be made, at the Optionee's election: (a) in cash or by certified check payable to the Company; (b) by delivering previously acquired shares of Common Stock, duly endorsed in blank or accompanied by stock powers duly endorsed in blank, with a fair market value at the time of exercise, as determined by the Committee, equal to the required payment amount; (c) by any combination of (a) and (b); or (d) by delivering to the Company or its designated agent an executed irrevocable option exercise form together with irrevocable instructions to a broker-dealer to sell or margin a sufficient portion of the Optioned Shares to be exercised and to deliver the sale or margin proceeds directly to the Company to pay the option price.

Option exercise notices postmarked (if mailed) or received by the Secretary of the Company (if by facsimile or hand-delivery) prior to 11:59 p.m. (central time) of the date specified in Paragraph 3 shall be given effect. Any notice postmarked or received after such time shall be null and void.

6.   Tax Withholding. Upon exercise of all or any part of the Option, the Company may satisfy its withholding obligations in any manner determined by the Committee, including by withholding a portion of the Optionee's compensation or, in the case of a "cashless" exercise, by withholding a number of the Optioned Shares being purchased that have a fair market value, as determined by the Committee, equal to the amount required to be withheld. The fair market value of fractional shares of Stock remaining after the withholding requirements are satisfied will be paid to the Optionee in cash. The Company may also require the Optionee to deliver a check for the Company's withholding tax obligation prior to effecting the exercise of the option or delivering the shares issuable upon exercise.

7.   Miscellaneous.

(a)   The Optionee (or his legal representative) shall not be deemed to be a shareholder of the Company with respect to any of the Optioned Shares being purchased until such shares are paid for in full, and the Company's withholding tax liability is satisfied, to the Committee's satisfaction.

(b)   The Option shall not be transferable by the Optionee; provided that, following the Optionee's death, the Option, to the extent exercisable in accordance with the terms of the Plan and this Agreement, may be exercised by the executor of the Optionee's estate (or by such person as the executor of the estate certifies as inheriting the Option as a result of the operation of the Optionee's last will and testament or as a result of the laws of intestate succession).

(c)   It is fully understood that nothing contained in this Agreement or the Plan shall interfere with or limit in any way the right of the Company or any Affiliate to terminate the Optionee's employment at any time nor confer upon the Optionee any right to continue in the employ of the Company or any Affiliate.

(d)   As a condition of the granting of this Option, the Optionee agrees, for himself, his legal representatives, the executor of his estate, and his heirs, that the Plan and this Agreement shall be subject to discretionary interpretation by the Committee and that any interpretation by the Committee of the terms of the Plan and this Agreement shall be final, binding and conclusive on the Optionee, his legal representatives, the executor of his estate and his heirs. The Optionee, his legal representatives, the executor of his estate and his heirs shall not challenge or dispute the Committee's decisions.

(e)   The Committee may modify, extend or renew this Option at any time. However, no modification, extension or renewal shall (i) confer on the Optionee any right or benefit which he would not be entitled to if a new option was granted under the Plan at such time or (ii) alter, impair or adversely affect this Option or Agreement without the written consent of the Optionee.

(f)   No individual may exercise the Option and no shares will be issued under this Agreement unless and until the Company has determined to its satisfaction that such exercise and issuance comply with all relevant provisions of applicable law, including the requirements of any stock exchange on which the shares may then be traded.

8.   <u>Governing Law</u>. This Agreement shall be governed by the internal laws of the State of Wisconsin as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies. No legal action or proceeding may be brought with respect to this Agreement more than one year after the later of (a) the last date on which the act or omission giving rise to the legal action or proceeding occurred; or (b) the date on which the individual bringing such legal action or proceeding had knowledge of such act or omission. Any such action or proceeding must be commenced and prosecuted in its entirety in the federal or state court having jurisdiction over Brown County, Wisconsin, and each individual with any interest hereunder agrees to submit to the personal jurisdiction thereof, and agrees not to raise the objection that such courts are not a convenient forum. At the Company's election, such action or other legal proceeding shall be heard pursuant to a bench trial and, if so elected, the parties to such proceeding shall waive their rights to a trial by jury.

9.   <u>Severability</u>. In the event any provision of the Agreement is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining provisions of the Agreement, and the Agreement shall be construed and enforced as if the illegal or invalid provision had not been included.

10.   <u>Terms of Plan Govern</u>. All parties acknowledge that this option is granted under and pursuant to the Plan, which shall govern all rights, interests, obligations and undertakings of both the Company and the Participant.

WPS RESOURCES CORPORATION

By:
Title:

ACKNOWLEDGEMENT FORM

I have read the terms of the WPS Resources Corporation Nonqualified Stock Option Agreement, dated _____, _____, and I hereby declare that I understand and agree to be bound by the terms and conditions of the Agreement.

Optionee

Print name: _____

PLEASE DETACH THIS ACKNOWLEDGEMENT FORM FROM THE OPTION AGREEMENT AND RETURN IT TO THE SECRETARY OF THE COMPANY. YOUR OPTION WILL NOT BECOME EFFECTIVE UNTIL THE COMPANY RECEIVES THIS ACKNOWLEDGMENT FORM.